

2023 REPORT

hobbyDB

Dear investors,

Dear hobbyDB Investors,

Another wonderful year is in the books here at hobbyDB!

The hobbyDB database is bigger and better than ever!

You'll now find more than **830,224 collectibles on hobbyDB** with more arriving at a rate of about 500 items per day! At that pace, we will reach 1,000,000 database items before the end of 2024.

And now, with more than **114,662 subjects** (Brands, Series, Designers etc.) and an excess of 5.8 million price points from 77 different sources, there's plenty for more than 662,631 hobbyDB members to love.

Our Official Archives Grew past 70!

We made lots of new friends in 2023, many of which entrusted us as the home of their **Official Archives**. You'll now find more than 70 Official Archives from collectibles brands, artists and authors, events, clubs and lots more on hobbyDB.Among a few of the brands joining the fun in 2023 were **FiGPiN**, **Bedrock Collectibles** and **Youtooz**, as well as **Handmade by Robots** / **Abominable Toys** (More on them below!). You'll also find complete collections for **Starbucks Mugs**, **Tech Decks** and lots more!

Exclusives Galore as a new income stream!

We also love a good chase piece or exclusive. We love it even more when it's one of ours! In all, hobbyDB now has 80 of its own exclusives!

hobbyDB took its exclusives to the next level in 2023 with several must-haves for collectors of action figures, model cars and more.

We partnered with the likes of **Handmade by Robots** and **Abominable Toys** to offer exclusive, one-of-kind HMBR robots and **Chomp** figures.

This autumn we paired with **Youtooz** to give away not one, but THREE exclusive prototypes of **Senku**, **Shrek** and a **Flocked Bonnie** of Five Nights at Freddy's fame.

We weren't done there. We also offered an exclusive trading card set from legendary Hot Wheels designer Larry Wood called "**The Ones That Got Away**," as well as a **1961 Pontiac Ventura** along with Brooklin Models.

And a huge thank you to our Squad!

Our team now boasts 2,301 members, each contributing their expertise when it comes to adding items, price points and UPC codes. That's in addition to curating their favorite subjects and so much more. All in exchange for inside info, sneak peeks and lots of exclusive badges for their hobbyDB Showcases.

Interesting in joining the team? Just contact us :)

Thanks for all your support this year, we can't wait to keep working hard for you!

We need your help!

We'd love for you to get more involved! Here are five ways -

1. Have a database of collectibles or know someone that does? Let us know so we can help ensure that the data is preserved forever on hobbyDB.

2. If you haven't already, join the powerful Volunteer Squad to help ensure the data is always clean and up to date.

3. Like us on all of our social channels and share our news with your followers when you are excited about an update.

4. Download the App and if you love it, make sure to let the world know by giving it a 5 star rating.

5. Tell your friends about hobbyDB and invite them to join!

Sincerely,

Christian Braun
Collector of Collectors & CEO

Miguel Mascarenhas
Investor

Ted Huffman
Board Member

How did we do this year?

REPORT CARD

B+

☺ The Good

The hobbyDB App grew again, zooming past 375,000 downloads!

We reached 662,000 members with 51.7M in collections and 9.8M in wish lists.

We upgraded our site infrastructure to enhance site speed and security. A necessary and huge update.

☹ The Bad

Although we have built the infrastructure to optimize several monetization strategies, some are proving to be more long tail.

We lost our contract to provide pricing to the Funko App due to their partnership with eBay.

Our site update took longer than expected, so new features had to remain on hold until Q2 2024.

2023 At a Glance

January 1 to December 31



$698,844 +49%
Revenue



-$101,156
Net Loss



$273,678 +9%
Short Term Debt



$173,882
Raised in 2023



$72,238
Cash on Hand
As of 04/23/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$698,844

US$467,776

-US$101,156

-US$259,925

2022   2023

Net Margin: -14%   Gross Margin: 89%   Return on Assets: -31%   Earnings per Share: -$0.01   Revenue per Employee: $174,711

Cash to Assets: 15%   Revenue to Receivables: 538   Debt Ratio: 114%

hobbyDB_Financial_Statements_and_Report_Reviewed.pdf

hobbyDB_Financial_Statements_and_Report_2022.pdf

We ❤ Our 1,489 Investors

Thank You For Believing In Us

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Matthew Miller
Scott Madole
Hung Le
Frank Fumega
Michael Sullivan
Wilton Marburger
Carlos Gonzalez
Greg Mazur
Deb Cleveland
Anne Buckle
Roy Sherwood
Joshua Nichols
Don Baker
Michael King
Eric Bellscheidt
Tasha C Dunagin
Stephen F. Branham
Stuart D. Hatfield
Chad Dahlstrom
Roderick Rickett II
Clifford Grier Sr
Lorenzo Hernandez
Dorothy Bautista Silvestre
Cesar Rodriguez
Adrian Toma
Peter H Finie
Lenin Mangoba
Michael Kane
Mark D Stannard
Daryl Lynn Richie
Danny Mosby
Marco Antonio Elizalde ESPINOSA
Fabrice Ndjakeu Tankeu
Danny B Draper
John Bonin
Paul Alexander Williams
Jake Orndorff
Jeff Abner
Bryce Chua
Jeff Sequeira
Zachary Daniels
Søren Bruun
Allan Logatoc
Kendra Gantt
Frits Mol
Jonathan P. Highfill
Mark Tilton
James John Dellaria
Ryan Tinus
Diane Acosta
Shelly Marie Magdadaro
Aireen Silva
Anthony G Lucena
Rafael Ruiz Jimenez
Rob Saal
Fernando Zuniga
Dario Martinez
James W Martin III
Curry Korp LLC
Graeme Baxter
Amado Lambert
Aric Veldkamp
Miguel Villa
Juan Monroy
N R Pouncy
Tony Forsyth
Ryan Gelobter
Mark Claravall
Eckehard Scherf
Vinson Sullivan
Tyrone Evans
Jeremy Gormaz
Eugene A RICHARDS
Aj Anderson
Dave Gilbert
Cecil Runyon
Brian Lester
Richard Lopez
Lee Montefalcon
Alexandros Argoudelis
Jack Cory
Zachary Grey Dolenar
James Adams
James Oldfield
Leo F Grimaldi
Leonardo Mozo Vergara
Johnny Delgado
Ray Lawson
Michael Perez
Ralph Montierro
Geoffrey Hunt
Eric Porter
Brian Smolens
Peter Roman
Edwin Feliciano
Hasan Ealey
Jason Pauli
Jose Rico
Alex Leard
Juan Munoz Jr
John Beharry
Victor Marcial
Amie Buck
Quinaz Daniel
Abdur Rahman Rozell
Andreas Skyllouriotis
Guy Bruyea
Ernest Schmidt
Stephen Meyer
Joey V
Ian Mallitz
Joseph Mathey
Reynaldo Gomez
Benjamin Nava
Jennifer Thurston
Jared Mondell

Jim Garbaczewski
Bert Socolove
Jami Phillips
Michael Fink
Jesse Spears
Robert J. Mosley
Timothy S Pagano
Jason Waxman
Josue Cardoza
Ou ZHANG
Cotea Andrei Valentin
Craig Luis
Agustin Mendoza Jimenez
Scot Wilcox
Lee Szam
Trevor Lee
Shaka Quan
Salomon Martinez
Mary Beck Patil
Michael Boyer
Michael Foley
Eric Spencer
Hamilton Magtibay
Bradley LeBlanc
Thomas L Hawthorne
Brian Peart
David Reynolds
Ana Rosa Cranfield
Irene Thomason
Glenn Houston
Kevin Welch
Joseph Brown
Vinicio Liquey
Christopher Wilson
Lou Pali
Ryan Gardner
Steven Stiansen
Jim Palmieri
Philip Moon
Bruce Bartleson
Paul DuPuy
Heather Klynstra
Enrique Moreno
Steven Scotton
Jaymie P. San Nicholas
Eric Black
Cooper Benson
James Hash
Lauren Darnielle
Tammy Ayers
Taylor Meckley
Michael Milshteyn
Christopher Guadarrama
Nat Turner
Richard E Hildebrand
Shawna Fulton
Corey Epley
Samuel J Rogers
Nolan Neill
Selvin George
Michael Chapman
Edward Chin
Erin Inman
Rhandi Fisher
Matthew B Richter
Anthony Cardenas
Juan Fernando Tobar
Joel Contreras
Stefan Bug
Kelly Keane
Timothy Smith
Eduardo Gomez
Jose Lira
Luis Ramos
Anthony PATTERSON
Christopher Short
David Aguilera
Kelle Moore
Christopher Caruk
Maxime Beaulieu
Khile Klock Jr
Rajko Dikmann
Guy Edmonds
Amit Bansal
John Roston
Rick Ansay
Bryan Lampl
Henry Soo
Chandar Ramanathan
Dale W Peterson
Garret Petersen
Michael Prather
Jessica Saiontz
Jesika Cooney
Shaun Mahoney
Kenneth Wan
Alexander Freeman
Erik Miller
Jorge Yamil Martinez Marquez
Andy Waskie
Harvey Goranson
Brandy Justus
Ferdinand Mehlinger
Ali McKinnon
Kimberly Dodd-Brum
Bernie Acosta
Catherine Shorrosh
Waqar Rizvi
Josh McDaniel
Jeffrey Davies
Joann Vanak
Shalaina Blount
Cheol Eung Kim
Vicki Dearduff
Philip Land
Daniel Sweeney
Jonathan Till
Randy Lollar
Matthew Trafton
Michael Cole
Jeremy Coy
Agustin Garibay
John J Arusiewicz III
Chad Guyton
Bill TOMAN
Anthony Gilmore
Daniel Rubalcaba
Macoy Schwierjohann
Shanon J. White

Todd Galloway	Vinniele LLC	Warner M Stafford III	Adrienne Therrell	Diego De Dios Muñoz	Caroline L.
Daniel Kretz	Jeanne Sloan	Jared Macdonald	David Lee Arbuckle	Jamie Frentz	Michael Protomastro
John B. Hinson	Mark Kyker	Eric Xu	Rusty Dalton	Lauren Heimburger	Desiree DeRouen
Koen De Beer	Oscar Torres	Catherine Davies	Heather Finney	Houston Kirby	Garrett Moore
Joe Herbert					

Thank You!

From the hobbyDB Team



Christian Braun

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain &...



Alexandra Lindsay

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk

Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

Details

The Board of Directors

Director	Occupation	Joined
Christian Braun	CEO @ hobbyDB	2013
Ted Huffman	President @ Addion	2020
Peter Reschke	Retired @ N/A	2020
Miguel Mascarenhas	Co-Founder @ Fixando	2023

Officers

Officer	Title	Joined
Christian Braun	CEO	2013

Voting Power

Holder	Securities Held	Voting Power
Christian Braun	4,896,309 Common and Preferred	28.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
09/2013	$75,000	Common Stock	Regulation D, Rule 506(b)
09/2015	$18,000	Common Stock	Regulation D, Rule 506(b)
05/2017	$2,868,406	Preferred Stock	Regulation D, Rule 506(c)
10/2017	$325,000	Preferred Stock	Regulation D, Rule 506(b)
04/2018	$500,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$240,000	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$260,000	Preferred Stock	Regulation D, Rule 506(b)
01/2020	$209,709		Other
03/2020	$20,314		Other
04/2020	$273,629		4(a)(6)
05/2020	$10,000	Preferred Stock	Regulation D, Rule 506(b)
12/2020	$139,294		4(a)(6)
04/2021	$127,131		Other
12/2021	$50,000	Preferred Stock	Section 4(a)(2)
03/2022	$65,000		Other

03/2022	$65,000	Other
04/2022	$155,067	4(a)(6)
12/2022	$49,383	Other
05/2023	$88,882	4(a)(6)
09/2023	$85,000	Other
	$34,195	4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PayPal	01/07/2020	$209,709	$19,948	0.0%		Yes
EIDL Federal Small Business Loan	03/01/2020	$20,314	$0	0.0%		
Payroll Protection Program	04/18/2021	$127,131	$0	1.0%	09/30/2024	
Intuit	03/09/2022	$65,000	$0	9.99%	09/09/2023	Yes
Christian Braun	12/03/2022	$49,383	$63,003	0.0%		Yes
Quickbooks	09/05/2023	$85,000	$75,782	16.0%	09/05/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	23,000,000	5,704,764	Yes
Series Seed Preferred Stock	18,000,000	10,707,723	Yes

Warrants: 56
Options: 532

Form C Risks:

Risks Relating to the Company and Its Business We have a limited operating history. We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Our business depends on our ability to maintain and scale our technical infrastructure.
Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

Changes to Legislation and Taxes Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and are currently changing our business model so that we are not regulated by these marketplace facilitator laws.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.
As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

We have historically experienced net operating losses and may not be consistently profitable for the foreseeable future.
We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

You will not have significant influence on the management of the company.
The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future plans rely upon assumption and analyses prepared by our management.
Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions

and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:
- Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors that are needed to provide our services - Competition - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

An investment in our securities is speculative and there can be no assurance of any return on investment. Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hobbydb Corp

Delaware Corporation
Organized October 2013
4 employees
1500 S Vona Ct
Superior CO 80027 https://www.hobbydb.com

Business Description

Refer to the hobbyDB profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

hobbyDB is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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